UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. **)*

ENTERPRISE PRODUCTS PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

293792-10-7

(CUSIP Number)

Richard H. Bachmann

1100 Louisiana Street, 10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 693,530,754
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 693,530,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,530,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,736,797
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,736,797
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 676,966,431
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 676,966,431
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,966,431
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 595,438,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 595,438,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,438,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Investments L.P. (successor-by-merger to EPCO Investments, LLC) 46-2559246
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,346,154
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,346,154
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,346,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 676,966,431
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 676,966,431
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,966,431
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,736,797
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,736,797
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO - limited liability company

SCHEDULE 13D
CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Holdings, LLC (predecessor-by-merger to Dan Duncan LLC) 20-2133514
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO - limited liability company

SCHEDULE 13D
CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI GP Holdings L.P. (predecessor-in-interest to Dan Duncan LLC and EPCO Holdings, Inc.) 20-2133626
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership (the “Issuer” or “EPD”), whose principal offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

This Schedule 13D represents (i) Amendment No. 20 to the Schedule 13D originally filed by certain reporting persons with the Commission on August 14, 2003, as amended by Amendment No. 1 thereto, filed on September 15, 2003, Amendment No. 2 thereto, filed on December 19, 2003, Amendment No. 3 thereto, filed on June 2, 2004, Amendment No. 4 thereto, filed on August 20, 2004, Amendment No. 5 thereto, filed on April 13, 2005, Amendment No. 6 thereto, filed on February 15, 2007, Amendment No. 7 thereto, filed on February 29, 2008, Amendment No. 8 thereto, filed on April 29, 2009, Amendment No. 9 thereto, filed on June 30, 2009, Amendment No. 10 thereto, filed on September 10, 2009, Amendment No. 11 thereto, filed on November 5, 2009, Amendment No. 12 thereto, filed on May 19, 2010, Amendment No. 13 thereto, filed on September 15, 2010, Amendment No. 14 thereto, filed on December 2, 2010, Amendment No. 15 thereto, filed on January 18, 2011, Amendment No. 16 thereto, filed on September 15, 2011, Amendment No. 17 thereto, filed on August 16, 2013, Amendment No. 18 thereto, filed on March 19, 2015, and Amendment No. 19 thereto, filed on June 24, 2016 (the “Original Schedule 13D”) and (ii) Amendment No. 9 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed on May 19, 2010, Amendment No. 2 thereto, filed on September 15, 2010, Amendment No. 3 thereto, filed on December 2, 2010, Amendment No. 4 thereto, filed on January 18, 2011, Amendment No. 5 thereto, filed on September 15, 2011, Amendment No. 6 thereto, filed on August 16, 2013, Amendment No. 7 thereto, filed on March 19, 2015, and Amendment No. 8 thereto, filed on June 24, 2016 (the “Duncan Trustee Schedule 13D”).

Item 2.	Identity and Background.

Item 2 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed by:

(i)	Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”);

(ii)	the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD LLC Trust Agreement”);

(iii)	the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”);

(iv)	EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”);

(v)	EPCO Investments L.P., a Texas limited partnership previously named “EPCO Investments Partnership L.P.” (and successor-by merger to EPCO Investments, LLC, a Texas limited liability company) (“EPCO Investments”);

(vi)	Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO”);

(vii)	Dan Duncan LLC, a Texas limited liability company (“DD LLC”);

(viii)	DFI Holdings, LLC (predecessor-by-merger to Dan Duncan LLC), a Delaware limited liability company (“DFI Holdings”); and

(ix)	DFI GP Holdings L.P. (predecessor-in-interest to Dan Duncan LLC and EPCO Holdings, Inc.), a Delaware limited partnership (“DFI GP Holdings,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, EPCO Holdings, EPCO Investments, EPCO, DD LLC, and DFI Holdings, the “Reporting Persons”).

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee Schedule 13D, as applicable.

Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust. Ms. Williams is currently Chairman and a Director of EPCO and Chairman of the Board and a Director of Enterprise Products Holdings LLC, a Delaware limited liability company and the sole general partner of the Issuer (“EPD GP”). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of family trusts for the benefit of the descendants of Dan L. Duncan (the “Duncan Family Trusts”), as the economic owners of the membership interests. The voting trustees under the DD LLC Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the DD LLC Trust Agreement and to reimbursement and indemnification. The DD LLC Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Duncan Family Trusts, as the economic owners of such shares. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Dr. Cunningham is currently a Vice Chairman of EPCO. Dr. Cunningham is a U.S. citizen.

Mr. Bachmann is currently (i) Chief Executive Officer, President and a Director of EPCO, (ii) President, Chief Executive Officer and a Manager of DD LLC and (iii) Vice Chairman of the Board and a Director of EPD GP. Mr. Bachmann is a U.S. citizen.

EPCO is an entity, a portion of whose capital stock is owned by the Duncan Family Trusts, through their ownership interest in the Class A Common Stock of EPCO. However, EPCO is controlled by the EPCO Trustees, who collectively hold a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and its general partner. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

100% of the outstanding limited partner interests of EPCO Investments is owned directly by EPCO. The sole general partner of EPCO Investments is EPCO Investments GP LLC, a Texas limited liability company and an affiliate of EPCO (“EPCO Investments GP”). EPCO Investments has no independent operations and its principal function is to hold equity securities in the Issuer. EPCO Investments’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DD LLC is an entity owned economically by the Duncan Family Trusts. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP. Prior to the DFI GP Holdings Transactions (as defined in Item 3 below), DD LLC also owned 100% of the membership interests in DFI Holdings, the sole general partner of DFI GP Holdings. On March 1, 2018, (i) DFP GP Holdings was dissolved and ceased to exist and (ii) DFI Holdings merged with and into DD LLC and ceased to exist. DD LLC has no independent operations, and its principal function is to hold the membership interests in EPD GP. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Prior to the DFI GP Holdings Transactions, DFI Holdings owned the sole general partner interest in DFI GP Holdings. On March 1, 2018, (i) DFP GP Holdings was dissolved and ceased to exist and (ii) DFI Holdings merged with and into DD LLC and ceased to exist.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO and EPCO Holdings and the managers and executive officers of DD LLC and EPCO Investments GP (collectively, the “Listed Persons”).

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The subsection titled “DRIP Unit Purchases” included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the following paragraphs:

In November 2017, (i) EPCO Holdings acquired an aggregate of 4,003,362 Common Units and (ii) the Duncan Family Trusts acquired an aggregate of 243,136 Common Units, in each case, pursuant to the DRIP at approximately $23.56 per Common Unit.

In February 2018, (i) EPCO Holdings acquired an aggregate of 3,537,524 Common Units and (ii) the Duncan Family Trusts acquired an aggregate of 220,376 Common Units, in each case, pursuant to the DRIP at approximately $26.61 per Common Unit.

The source of the funds used for each of these purchases (collectively, the “2017-2018 DRIP Unit Purchases”) was the quarterly cash distributions paid by the Issuer to EPCO Holdings or the relevant Duncan Family Trust (as applicable) with respect to the Common Units held by such Common Unit holder.

Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby further amended to add the following paragraphs:

EPCO Investments Transactions

Immediately prior to December 31, 2016, EPCO Investments, LLC, a Texas limited liability company and a wholly-owned subsidiary of EPCO (“Investments LLC”), was the direct owner of 33,708,091 Common Units.

Effective as of December 31, 2016, Investments LLC merged with and into EPCO Investments, with EPCO Investments surviving such merger (the “EPCO Investments Merger”). As a result of the EPCO Investments Merger, 100% of the Common Units previously owned directly by Investments LLC became directly owned by EPCO Investments (as successor-by-merger to Investments LLC) by operation of law, and Investments LLC ceased to exist.

Effective as of December 1, 2017, EPCO Investments distributed 25,361,937 Common Units to EPCO, the direct owner of 100% of the outstanding limited partner interests of EPCO Investments (the “EPCO Investments Distribution”). The EPCO Investments Merger and the EPCO Investments Distribution are collectively referred to herein as the “EPCO Investments Transactions.”

Phantom Unit Awards to Ms. Williams

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 21, 2017, effective as of February 16, 2017, Ms. Williams received an award (the “2017 Phantom Unit Award”) of 300,000 phantom units (the “2017 Phantom Units”) pursuant to the 2008 Enterprise Products Long-Term Incentive Plan (Third Amendment and Restatement) (the “2008 Plan”). The 2017 Phantom Units vest on February 16, 2021 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

As previously disclosed in the Form 4 Statement of Changes in Beneficial Ownership filed on behalf of Ms. Williams on February 14, 2018, effective as of February 12, 2018, Ms. Williams received an award (the “2018 Phantom Unit Award” and collectively with the 2017 Phantom Unit Award, the “Phantom Unit Awards”) of 335,000 phantom units (the “2018 Phantom Units”) pursuant to the 2008 Plan. The 2018 Phantom Units vest on February 16, 2022 and will expire upon vesting and settlement thereof in exchange for an equal number of Common Units.

DFI GP Holdings Transactions

Immediately prior to March 1, 2018, (i) DFI GP Holdings was the direct owner of 81,688,412 Common Units, (ii) DD LLC owned a 1.66% limited partner interest in DFI GP Holdings, (iii) EPCO Holdings owned a 97.925% limited partner interest in DFI GP Holdings, and (iv) DFI Holdings owned a 0.415% general partner interest in DFP GP Holdings.

Effective as of March 1, 2018, (i) DFI GP Holdings distributed (the “DFI GP Holdings Distribution”) the Common Units then owned directly by it to the holders of partnership interests in DFI GP Holdings (including each of DD LLC, EPCO Holdings and DFI Holdings), on a pro rata basis, (ii) immediately after the DFI GP Holdings Distribution was consummated, DFI GP Holdings was dissolved in accordance with its partnership agreement and ceased to exist (the “DFI GP Holdings Dissolution”), and (iii) immediately after the DFI GP Holdings Dissolution was consummated, DFI Holdings was merged with and into DD LLC (with DD LLC surviving such merger) and ceased to exist (the “DFI Holdings Merger”). The DFI GP Holdings Distribution, the DFI GP Holdings Dissolution and the DFI Holdings Merger are collectively referred to herein as the “DFI GP Holdings Transactions.”

As a result of the DFI GP Holdings Transactions, (i) 79,993,377 of the Common Units previously owned directly by DFI GP Holdings became directly owned by EPCO Holdings and (ii) 1,695,035 of the Common Units previously owned directly by DFI GP Holdings became directly owned by DD LLC (including as successor-by-merger to DFI Holdings).

EPCO Holdings Distribution

Effective as of March 1, 2018 (immediately after the DFI GP Holdings Transactions were consummated), EPCO Holdings distributed 40,000,000 Common Units to EPCO, the direct owner of 100% of the outstanding shares of capital stock of EPCO Holdings (the “EPCO Holdings Distribution”).

Item 4.	Purpose of the Transaction.

Item 4 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the paragraphs below:

The information set forth under Item 3 is incorporated into this Item 4 by reference. The purpose of the 2017-2018 DRIP Unit Purchases by EPCO Holdings and the Duncan Family Trusts is to hold the purchased securities for investment purposes. The purpose of each of the EPCO Investments Transactions, the DFI GP Holdings Transactions and the EPCO Holdings Distribution is to simplify the corporate structure of the EPCO affiliates that directly own Common Units. The purpose of the Phantom Unit Awards is to promote the interests of EPCO, the Issuer, and EPD GP by providing Ms. Williams (as a key EPCO employee) with incentive compensation awards to encourage superior performance.

Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interests in Securities of the Issuer.

Item 5 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of 693,530,754 Common Units, representing approximately 31.9% of the outstanding Common Units, including Common Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO and DD LLC. Ms. Williams has shared voting and dispositive power over the 693,530,754 Common Units consisting of (i) the 1,736,797 Common Units beneficially owned by DD LLC, by virtue of her status as one of the DD LLC Trustees, (ii) the 676,966,431 Common Units beneficially owned by EPCO, by virtue of her status as one of the EPCO Trustees, (iii) 3,504,709 Common Units owned directly by a family trust of which members of Ms. Williams’ immediate family are named beneficiaries, (iv) 10,928,759 Common Units owned directly by additional family trusts for which Ms. Williams serves as a director of an entity trustee, (v) 370,928 Common Units owned directly by Alkek and Williams, Ltd., an affiliate of Ms. Williams’ spouse, (vi) 9,090 Common Units owned by Ms. Williams’ spouse, (vii) 4,040 Common Units held jointly by Ms. Williams and her spouse and (viii) 10,000 Common Units owned directly by Chaswil. Ms. Williams disclaims beneficial ownership of the Common Units beneficially owned by the EPCO Trustees, the DD LLC Trustees and the family trusts described above except to the extent of her voting and dispositive interests in such Common Units.

As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 1,736,797 Common Units beneficially owned by DD LLC, representing approximately 0.1% of the outstanding Common Units. DD LLC directly owns 1,736,797 Common Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote. As set forth herein, the DD LLC Trustees and DD LLC have shared voting and dispositive power over the Common Units held by DD LLC.

As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 676,966,431 Common Units beneficially owned by EPCO, representing approximately 31.2% of the outstanding Common Units. The Common Units beneficially owned by EPCO include: (i) 66,408,549 Common Units owned directly by EPCO; (ii) 8,346,154 Common Units owned directly by EPCO Investments; (iii) 595,438,040 Common Units owned directly by EPCO Holdings; (iv) 2,723,052 Common Units owned directly by EPD PubCo I; (v) 2,834,198 Common Units owned directly by EPD PubCo II; (vi) 1,111,438 Common Units owned directly by EPD PrivCo I; and (vii) 105,000 Common Units owned directly by EPD PubCo III. EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO serves as the general partner of each of EPD PubCo I, EPD PubCo II, EPD PrivCo I and EPD PubCo III. EPCO directly owns 100% of the outstanding limited partner interests of EPCO Investments, and EPCO Investments GP (the sole general partner of EPCO Investments) is an affiliate of EPCO. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.

DD LLC directly owns 1,736,797 Common Units. As set forth herein, DD LLC has shared voting and dispositive power over the 1,736,797 Common Units owned directly by it.

EPCO Holdings holds directly 595,438,040 Common Units. As set forth herein, EPCO Holdings has shared voting and dispositive power over the 595,438,040 Common Units owned directly by it.

EPCO Investments holds 8,346,154 Common Units directly. As set forth herein, EPCO Investments has shared voting and dispositive power over the 8,346,154 Common Units owned directly by it.

As set forth herein, EPCO directly owns 66,408,549 Common Units and has shared voting and dispositive power over the 595,438,040 Common Units owned directly by EPCO Holdings and the 8,346,154 Common Units owned directly by EPCO Investments. EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO directly owns 100% of the outstanding limited partner interests of EPCO Investments, and EPCO Investments GP (the sole general partner of EPCO Investments) is an affiliate of EPCO. EPCO also serves as the general partner of each of the Employee Partnerships and therefore has shared voting and dispositive power over (i) the 2,723,052 Common Units owned directly by EPD PubCo I, (ii) the 2,834,198 Common Units owned directly by EPD PubCo II, (iii) the 1,111,438 Common Units owned directly by EPD PrivCo I, and (iv) the 105,000 Common Units owned directly by EPD PubCo III.

The aforementioned ownership amounts of Common Units by the Reporting Persons are as of March 20, 2018, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 2,171,408,554 Common Units outstanding as of February 28, 2018 based on information provided by the Issuer.

(c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

(e) Effective March 1, 2018, each of DFI Holdings and DFI GP Holdings ceased to be a reporting person hereunder upon effectiveness of the DFI GP Holdings Transactions.

Item 6.	Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and supplemented by adding the following thereto:

2017 EPCO Holdings Credit Agreement Transactions

On July 11, 2017, pursuant to that certain First Amendment dated as of July 11, 2017 (the “First Amendment to Second Amended and Restated Pledge Agreement”), to the Second Amended and Restated Pledge and Security Agreement (dated effective as of December 31, 2015), between EPCO Holdings, as pledgor, and Citibank, N.A., as administrative agent, as secured party (the “Second Amended and Restated Pledge Agreement”), the number of Common Units owned by EPCO Holdings that were pledged as collateral in connection with that certain Amended and Restated Credit Agreement (dated as of January 15, 2015) among EPCO Holdings, as borrower, the lenders party thereto, Citibank, N.A., as administrative agent and as issuing bank (the “Amended and Restated EPCO Holdings Credit Agreement”), was reduced from 118,000,000 Common Units to 85,000,000 Common Units.

Effective as of September 13, 2017, the Amended and Restated EPCO Holdings Credit Agreement was further amended, restated and replaced by that certain Second Amended and Restated Credit Agreement, dated as of September 13, 2017, among EPCO Holdings, as borrower, the lenders party thereto, and Citibank, N.A., as administrative agent and as issuing bank (the “Second Amended and Restated EPCO Holdings Credit Agreement”). The Amended and Restated EPCO Holdings Credit Agreement was terminated upon the execution of the Second Amended and Restated EPCO Holdings Credit Agreement.

Also effective as of September 13, 2017, pursuant to that certain Ratification and Amendment of Security Agreement, dated as of September 13, 2017, between EPCO Holdings, as pledgor, and Citibank, N.A., as administrative agent, as secured party (the “Ratification and Amendment of the Second Amended and Restated

Pledge Agreement”), the number of Common Units owned by EPCO Holdings that were pledged as collateral pursuant to the Second Amended and Restated Pledge Agreement and in connection with the Second Amended and Restated EPCO Holdings Credit Agreement, was reduced from 85,000,000 Common Units to 48,000,000 Common Units.

The foregoing descriptions of the First Amendment to Second Amended and Restated Pledge Agreement, the Second Amended and Restated EPCO Holdings Credit Agreement and the Ratification and Amendment of the Second Amended and Restated Pledge Agreement are qualified in their entirety by reference to the full text of such documents, which are attached hereto as Exhibits 99.18, 99.19 and 99.20, respectively, and incorporated herein by reference.

Margin Loan Accounts

As of March 20, 2018, EPCO Investments has margin loan accounts with various financial institutions, pursuant to which EPCO Investments has pledged an aggregate of 8,346,154 of the Common Units it owns as collateral.

As of March 20, 2018, EPCO has margin loan accounts with various financial institutions, pursuant to which EPCO has pledged an aggregate of 25,000,000 of the Common Units it owns as collateral.

Item 6 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby further amended and supplemented by deleting the subsection therein entitled “EPCO Investments Margin Loan with Barclays.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of November 22, 2010 (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Issuer on November 23, 2010).

99.2	Amendment No. 1 to Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 11, 2011 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on August 16, 2011).

99.3	Amendment No. 2 to the Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated as of August 21, 2014 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on August 26, 2014).

99.4	Amendment No. 3 to the Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated as of November 28, 2017 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on December 1, 2017).

99.5	Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L. Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on June 29, 2009).

99.6	Common Unit Purchase Agreement, dated September 3, 2009, between Enterprise Products Partners L.P. and EPCO Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on September 4, 2009).

99.7	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on June 29, 2009).

99.8	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Issuer on June 29, 2009).

99.9	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise ETE LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on September 6, 2010).

99.10	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products GP, LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Issuer on September 6, 2010).

99.11	Support Agreement, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., DD Securities LLC, DFI GP Holdings L.P. EPCO Holdings, Inc. Duncan Family Interests, Inc. Dan Duncan LLC and DFI Delaware Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on September 6, 2010).

99.12	Distribution Waiver Agreement, dated as of November 22, 2010, by and among Enterprise Products Partners L.P., EPCO Holdings, Inc. and the EPD Unitholder named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on November 22, 2010).

99.13	Agreement and Plan of Merger, dated as of April 28, 2011, by and among Enterprise Products Partners L.P., Enterprise Products Holdings LLC, EPD MergerCo LLC, Duncan Energy Partners L.P. and DEP Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on April 29, 2011).

99.14	Voting Agreement, dated as of April 28, 2011, by and among Duncan Energy Partners L.P. and Enterprise GTM Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on April 29, 2011).

99.15	Eighth Amended and Restated Administrative Services Agreement, dated as of February 13, 2015, by and among Enterprise Products Company, EPCO Holdings, Inc., Enterprise Products Holdings LLC, Enterprise Products Partners L.P., Enterprise Products OLPGP, Inc., Enterprise Products Operating LLC, OTLP GP, LLC and Oiltanking Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 13, 2015).

99.16	Amended and Restated Credit Agreement dated as of January 15, 2015 among EPCO Holdings, Inc., as Borrower, the Lenders party thereto, and Citibank, N.A., as Administrative Agent and as Issuing Bank (incorporated by reference to Exhibit 99.16 to the Schedule 13D/A filed by the Reporting Persons on March 19, 2015).

99.17	Second Amended and Restated Pledge and Security Agreement, dated effective as of December 31, 2015, between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party (incorporated by reference to Exhibit 99.19 to the Schedule 13D/A filed by the Reporting Persons on June 24, 2016).

99.18#	First Amendment to Second Amended and Restated Pledge and Security Agreement, dated effective as of July 11, 2017, between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party.

99.19#	Second Amended and Restated Credit Agreement dated as of September 13, 2017 among EPCO Holdings, Inc., as Borrower, the Lenders party thereto, and Citibank, N.A., as Administrative Agent and as Issuing Bank.

99.20#	Ratification and Amendment of Security Agreement, dated as of September 13, 2017, between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party.

99.21	Agreement of Limited Partnership of EPD PubCo Unit I L.P. dated February 22, 2016 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on February 26, 2016).

99.22	Agreement of Limited Partnership of EPD PubCo Unit II L.P. dated February 22, 2016 (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Issuer on February 26, 2016).

99.23	Agreement of Limited Partnership of EPD PrivCo Unit I L.P. dated February 22, 2016 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Issuer on February 26, 2016).

99.24	Agreement of Limited Partnership of EPD PubCo Unit III L.P. dated April 6, 2016 (incorporated by reference to Exhibit 99.23 to the Schedule 13D/A filed by the Reporting Persons on June 24, 2016).

99.25#	Joint Filing Agreement among the Reporting Persons dated March 20, 2018.

#	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2018	RANDA DUNCAN WILLIAMS

	By:	(1)

Dated: March 20, 2018	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement

	The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement

	By:	(1)(2)(3)

Dated: March 20, 2018	ENTERPRISE PRODUCTS COMPANY

	DAN DUNCAN LLC

	By:	(3)

(1)	/s/ Randa Duncan Williams

Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement; and

Trustee of the EPCO, Inc. Voting Trust Agreement.

(2)	/s/ Ralph S. Cunningham

Dr. Ralph S. Cunningham, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement; and

Trustee of the EPCO, Inc. Voting Trust Agreement.

(3)	/s/ Richard H. Bachmann

Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement;

Trustee of the EPCO, Inc. Voting Trust Agreement; and

President and Chief Executive Officer of Enterprise Products Company and Dan Duncan LLC.

Enterprise Products Partners LP Schedule 13D/A Signature Page

Dated: March 20, 2018	EPCO HOLDINGS, INC

EPCO INVESTMENTS L.P. By: EPCO Investments GP LLC, its general partner

	By:	/s/ W. Randall Fowler
Executive Vice President and Chief Administrative Officer

Enterprise Products Partners LP Schedule 13D/A Signature Page

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

ENTERPRISE PRODUCTS COMPANY

Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, position with EPCO and present principal occupation or employment of each director and executive officer of EPCO. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation
Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Holdings LLC and EPCO Holdings, Inc.; Chairman and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC

Richard H. Bachmann

President, Chief Executive Officer and Director

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC

Dr. Ralph S. Cunningham	Vice Chairman

W. Randall Fowler

Executive Vice President, Chief Administrative Officer and Director

President and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Administrative Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Administrative Officer and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC

Appendix A - 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, position with EPCO Holdings and present principal occupation or employment of each director and executive officer of EPCO Holdings. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation
Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Company and Enterprise Products Holdings LLC; Chairman and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC

Richard H. Bachmann

President, Chief Executive Officer and Director

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC

W. Randall Fowler

Executive Vice President, Chief Administrative Officer and Director

President and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Administrative Officer and Director of Enterprise Products Company; Executive Vice President, Chief Administrative Officer and Manager of each of Dan Duncan LLC and EPCO Investments GP LLC

Appendix A - 2

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, position with DD LLC and present principal occupation or employment of each manager and executive officer of DD LLC. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC; Chairman and Manager of EPCO Investments GP LLC

Richard H. Bachmann

President, Chief Executive Officer and Manager

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.; President, Chief Executive Officer and Manager of EPCO Investments GP LLC

W. Randall Fowler

Executive Vice President, Chief Administrative Officer and Manager

President and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Administrative Officer and Director of each of EPCO Holdings, Inc. and Enterprise Products Company; Executive Vice President, Chief Administrative Officer and Manager of EPCO Investments GP LLC

Appendix A - 3

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

EPCO INVESTMENTS GP LLC

Managers and Executive Officers of EPCO Investments GP LLC (“EPCO Investments GP”), the general partner of EPCO Investments L.P. Set forth below is the name, position with EPCO Investments GP and present principal occupation or employment of each manager and executive officer of EPCO Investments GP. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO Investments GP; Other Present Principal Occupation
Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC; Chairman and Manager of Dan Duncan LLC

Richard H. Bachmann

President, Chief Executive Officer and Manager

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.; President, Chief Executive Officer and Manager of Dan Duncan LLC

W. Randall Fowler

Executive Vice President, Chief Administrative Officer and Manager

President and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Administrative Officer and Director of each of EPCO Holdings, Inc. and Enterprise Products Company; Executive Vice President, Chief Administrative Officer and Manager of Dan Duncan LLC

Appendix A - 4